

September 9, 2008

Thomas E. Murphy
Albanian Capital Enterprises, Inc.
15275 Collier Blvd., Ste. #201/225
Naples, FL 34119

RE: Amended Preliminary Proxy Statement on Schedule 14A
Filed September 8, 2008 by Albanian Capital Enterprises Inc., et al.
File No. 000-49957

Dear Mr. Murphy:

       We have reviewed your revised filing and responses to our letter dated August 29, 2008, and have the following comments:

<u>General</u>

1.   We reissue prior comment 3. Your proxy statement indicates in several place that you filed a Schedule 13D on September 5, 2008. As of the date hereof, however, you have not filed a Schedule 13D. Please revise and advise us as to the filing status.

2.   Please advise us as to the exact status of ACE's beneficial ownership of LocatePLUS common stock and as of the record date. To the extent ACE was not a "stockholder of record" on August 11, 2008, please provide us with an explanation of how ACE expects to introduce its proposals before the Annual Meeting.

3.   Revise to update the date on which the definitive proxy statement is projected to be filed.

4.   Please revise to reconcile the differences between the amount of LocatePLUS common stock the ACE Shareholder Group owns as of the record date, and the amount the ACE Shareholder Group owns as the date of the next proxy statement filing. Please confirm whether or not any purchases of LocatePLUS common stock made following the record date are itemized in the proxy statement in accordance with Item 5(b) of Schedule 14A.

<u>Proposal 1 — Election of Directors, page 3</u>

5.   Revise the first paragraph of this section to support your assertion that the Company has failed to "fully investigate strategic alternatives."

6.   You state that "[n]one of the participants who constitute the Ace Shareholder Group or the ACE Nominees currently has any specific plans for change of control." Revise to

> disclose, if true, that by attempting to replace the Company's board, the ACE Shareholder Group and ACE Nominees are, in fact, seeking a change of control of the Company.

7.   The proxy statement substitutes David A. Russo for Carl L. Green. No explanation is given for this substitution, nor is there any reference to the advance notice provision of the Company's by-laws, which require that there be timely notice of all security holder proposals. To have been timely under Section 5(b) of those by-laws, it appears as though a "stockholders notice" of the proposed new director should have been presented to LocatePLUS by August 11, 2008. Please revise or advise.

Proposal 2 — Vote Against Increasing the Number of Authorized Shares, page 7

8.   We reissue prior comment 11 in part. Revise your disclosure to clearly state that a vote against the company's proposal may result in a foreclosure on the company's assets and the absence of needed financial and business flexibility.

9.   Revise to indicate, if true, that LocatePLUS has an affirmative contract obligation to raise the authorized stock to 100,000,000 shares and to keep available enough authorized shares to satisfy the conversion and warrant features of this financing.

10.   We note your use of the term "technical" to describe the default. Please revise to clarify whether or not LocatePLUS is in actual default on its obligation. Use of the term "technical" implies no default has actually occurred.

Voting Procedures, page 8

11.   We reissue prior comment 13 in part. Revise this section to describe the vote required with respect to proposal 2.

Solicitation of Proxies, page 10

12.   We reissue prior comment 14. The proxy statement still does not appear to have revised the disclosure in this section as suggested by your response. Revise to state, if true, that the solicitation is being made by all of the participants named in the proxy statement, not merely by ACE.

*   *   *   *

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to Evan S. Jacobson at (202) 551-3428 or, in his absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (978) 964-0125
        Henry E. Knoblock, III, Esq.
        HITECHLAW GROUP LLC